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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                                MEADOWCRAFT, INC.
                            (Name of Subject Company)

                                 SRB-MWI, L.L.C.
                              MWI ACQUISITION CO.
                                SAMUEL R. BLOUNT
                                   (Bidders)


        COMMON STOCK,                                                 58320410
   PAR VALUE $.01 PER SHARE                             (CUSIP Number of Class of Securities)
(Title of Class of Securities)

                                SAMUEL R. BLOUNT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               MWI ACQUISITION CO.
                           4700 PINSON VALLEY PARKWAY
                            BIRMINGHAM, ALABAMA 35215
                            TELEPHONE: (205) 853-2220
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    Copy to:
                               PAUL S. BIRD, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 909-6000

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                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE**
         $53,157,190                                                 $10,631.44

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*        Calculated by multiplying $10.00, the per share tender offer price, by
         5,315,719 shares of Common Stock sought in the Offer.

**       1/50 of 1% of Transaction Valuation.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid: 10,631.44
                                -----------------
         Form or Registration No.: 14D-1
                                -----------------
         Filing Party: MWI Acquisition Co.
                      ---------------------------
         Date Filed: May 19, 1999
                    -----------------------------



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

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on May 19, 1999 by SRB-MWI, L.L.C., a Nevada limited liability company ("Parent"), MWI Acquisition Co., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, and Samuel R. Blount, relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Meadowcraft, Inc., a Delaware corporation ("Meadowcraft"), at a purchase price of $10.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal.

         All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION

          Item 10(e) of the Schedule 14D-1 is hereby amended by adding the following:

          On or about May 25, 1999, an amended complaint was filed in the Delaware Action. The amended complaint alleges, among other things, that the $10.00 per Share consideration to be received by holders of Shares in the Offer and the Merger does not reflect the fair value of Meadowcraft's assets and business, that the Offer to Purchase fails to disclose material facts, and that the defendants have breached or are breaching their fiduciary duties. The amended complaint in the Delaware Action no longer names a former director of the Company as a defendant, and names Purchaser and one current director of the Company not named in the initial complaint as additional defendants. The plaintiff in the Delaware Action also filed a motion for a preliminary injunction seeking an order preventing the consummation of the Offer and requiring defendants to supplement the Offer to Purchase and the Schedule 13E-3 filed by Meadowcraft, as well as a motion for expedited discovery in connection therewith. A copy of the amended complaint is filed as exhibit (g)(2) hereto.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

          Item 11 of the Schedule 14D-1 is hereby amended by adding the following:

          (g)(2) Amended Class Action Complaint filed in Andra v. Blount et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed on or about May 25, 1999).



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


                                            SRB-MWI, L.L.C.


                                            By: /s/ Samuel R. Blount
                                               ---------------------------------
                                            Name: Samuel R. Blount
                                                 -------------------------------
                                            Title: Manager
                                                  ------------------------------


                                            MWI ACQUISITION CO.


                                            By: /s/ Samuel R. Blount
                                               ---------------------------------
                                            Name: Samuel R. Blount
                                                 -------------------------------
                                            Title: Chairman and Chief Executive
                                                  ------------------------------
                                                   Officer
                                                  ------------------------------


                                            Samuel R. Blount

                                            /s/ Samuel R. Blount
                                            ------------------------------------


Date: May 28, 1999

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------
(g)(2)              Amended Class Action Complaint filed in Andra v. Blount
                    et al. (Court of Chancery of the State of Delaware in and
                    for New Castle County, filed on or about May 25, 1999).